Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form  6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated May 29, 2013	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Geoffrey Weiji Gao
	Name:	Geoffrey Weiji Gao
	Title:	Principal Financial and Accounting Officer

Date: May 29, 2013

Exhibit 99.1

Acorn International Reports First Quarter 2013 Financial Results

SHANGHAI, China, May 29, 2013–Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced its unaudited financial results for the quarter ended March 31, 2013.

Summary Results for the First Quarter of 2013:

•	Net revenues were $51.8 million, down 24.0% from $68.1 million for the first quarter of 2012.

•	Gross profit was $24.7 million, down 19.4% from $30.7 million for the first quarter of 2012.

•	Gross margin increased to 47.8% from 45.1% for the first quarter of 2012.

•	Operating loss was $7.8 million, compared to $4.1 million for the first quarter of 2012.

•	Net loss attributable to Acorn was $6.9 million, compared to $2.3 million for the first quarter of 2012.

•	Basic and diluted loss per American Depositary Share (“ADS”) was $0.23 compared to basic and diluted loss per ADS of $0.08 for the first quarter of 2012.

“Revenue declined in the first quarter of 2013 primarily due to lower-than-expected sales of electronic learning products, lower sales of mobile phones, and decreased scale of TV advertising. It is taking a longer time than expected to scale up sales of our new electronic learning products. In addition, with higher media prices and a limited selection of products suitable for TV advertising, we selectively reduced our TV airtime purchases to improve our media efficiency and control our expenses. As a result, we recorded decreased revenues and a loss for the quarter. However, we are optimistic about our new electronic learning products as the mobile Internet interactive features have been well accepted by consumers in the initial marketing campaign and we are investing considerable resources and efforts in this product line to ramp up sales. We are also encouraged by the performance of our fitness products which accounted for 28.3% of our total gross revenues for the quarter and led to drive an improvement in gross margin. We are introducing new fitness products to our flagship Yierjian brand and plan to launch new Aoya cosmetics products this summer. Meanwhile, we continue to build Internet sales for our proprietary products on some of China’s leading E-commerce websites. We believe all of these initiatives will increase our top line and drive profitability in 2013.” said Mr. Don Yang, CEO of Acorn.

“Although our first quarter results are disappointing, we are currently developing comprehensive campaigns to improve utilization of our customer database and generate more revenues. In addition, we have seen some momentum in sales of insurance products through our partnership with Sino-US United MetLife Insurance Co., Ltd., and are using our extensive database and other available resources to grow this new business focus.” said Mr. Robert Roche, Executive Chairman of Acorn.

Business Results for the First Quarter of 2013:

•

Sales of fitness products were the main revenue driver in the first quarter of 2013, generating revenues of $14.7 million, representing 28.3% of total gross revenues. The Company plans to launch new fitness products in 2013 and expects this product line to remain one of its major revenue drivers.

•

Sales of mobile phones generated revenues of $12.1 million, representing 23.3% of total gross revenues, in the first quarter of 2013. Mobile phone sales declined 27.5% from the first quarter of 2012, primarily due to intense competition in China’s mobile phone market, decreased demand for existing mobile phone models and lower sales of the new mobile phone models.

•

Sales generated from other direct sales platforms, which consist of outbound calls, Internet websites, catalog, and third-party bank channels, declined 4.3% in the first quarter of 2013 as compared to the first quarter of 2012. The decline in other direct sales was primarily due to lower sales from third-party bank channels and catalog sales, partially offset by strong growth in Internet sales. The Company will seek to grow database sales by utilizing its outbound telephone sales system and continue to drive Internet sales in 2013.

Financial Results for the First Quarter of 2013:

Total net revenues were $51.8 million, down 24.0% from $68.1 million for the first quarter of 2012. Direct sales contributed to 77.0%, or $39.9 million, of the total net revenues for the first quarter of 2013, representing a 23.2% decrease from $51.9 million for the same period last year. The decrease in direct sales revenues mainly resulted from a decline in sales generated from mobile phones, consumer electronics and cosmetics.

Distribution sales net revenues decreased 26.6% year-over-year to $11.9 million from $16.2 million for the first quarter of 2012. Sales of electronic learning products accounted for 78.8% of total distribution sales and declined 31.5% year-over-year primarily due to a reduction in the number of products offered by the Company in order to focus on its newer model products incorporating mobile internet interactive features. Compared to the fourth quarter of 2012, sales of electronic learning products rose 25.7% in the first quarter of 2013, due in part to growing market recognition of our newer model products.

The table below summarizes the gross revenues of the Company for the first quarter of 2012 and 2013, broken down by product categories:

	2013 Q1	Sales	2012 Q1	Sales
	$‘000%		$‘000%
Fitness products	14,687	28.3%	15,035	22.0%
Mobile phones	12,061	23.3%	16,642	24.4%
Electronic learning products	9,507	18.3%	14,077	20.6%
Collectible products	6,929	13.4%	5,594	8.2%
Health products	2,381	4.6%	3,085	4.5%
Cosmetics	760	1.5%	2,750	4.0%
Consumer electronics	336	0.6%	3,928	5.8%
Other products	5,180	10.0%	7,160	10.5%
Total gross revenues	51,841	100.0%	68,271	100.0%

Cost of sales for first quarter of 2013 was $27.0 million, representing a 27.8% decrease from $37.4 million for the first quarter of 2012, primarily due to the decrease in overall sales.

Gross profit for the first quarter of 2013 was $24.7 million, representing a 19.4% decrease as compared to $30.7 million for the first quarter of 2012. Gross margin was 47.8% in the first quarter of 2013, as compared to 45.1% in the same period in 2012. The increase in gross margin was largely due to the larger revenue contribution by fitness products, which generally carry higher gross margins.

Advertising expenses were $13.1 million for the first quarter of 2013, down 17.5% from $15.8 million for the first quarter of 2012. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on its multiple sales platforms, was 1.89 in the first quarter of 2013, down slightly from 1.94 in the first quarter of 2012 but up from 1.68 in the fourth quarter of 2012. The year-over-year decline was primarily the result of higher media prices, as well as the decline in overall sales. The improvement from the fourth quarter of 2012 was due to the larger proportion of fitness products in the product mix, as well as the Company’s strategy to focus on more effective media partners.

Other selling and marketing expenses were $13.3 million for the first quarter of 2013. Although total net revenues declined in the first quarter of 2013, other selling and marketing expenses remained at the same level primarily due to higher labor costs and marketing expenses related to promoting new products in our distribution channel.

General and administrative expenses were $7.0 million for the first quarter of 2013, representing an 8.0% increase from $6.5 million in the first quarter of 2012.

Other operating income, net, was $0.8 million for the first quarter of 2013, relatively the same level from the first quarter of 2012.

As a result, operating loss was $7.8 million, as compared to $4.1million in the first quarter of 2012.

Other income, primarily from interest income, was $0.8 million, as compared to $1.0 million in the first quarter of 2012.

Share-based compensation was $120,809 for the first quarter of 2013, as compared to $55,162 in the first quarter of 2012.

The Company recorded income tax benefits of $0.2 million in the first quarter of 2013 as compared to $0.8 million in the first quarter of 2012.

Net loss attributable to Acorn was $6.9 million, compared to $2.3 million for the first quarter of 2012.

Basic and diluted loss per ADS was $0.23 compared to basic and diluted loss per ADS of $0.08 for the first quarter of 2012.

As of March 31, 2013, Acorn’s cash and cash equivalents, including current restricted cash and short-term investments, totaled $86.6 million, as compared to $101.5 million as of December 31, 2012. The decrease in the Company’s cash and cash equivalents was primarily due to the $9.4 million non-current restricted cash, which was deposited to obtain long-term debt for a share repurchase transaction completed in March 2013, and losses from operations in the first quarter of 2013.

Fiscal Year 2013 Business Outlook:

Based upon the current evaluation of our business and prospects throughout the year, the Company affirms guidance for the full year 2013 for revenues between $290 million and $310 million and net income between $0 million and $2 million.

In 2013, the Company will seek to increase TV media supported sales and improve the effectiveness of its media spending by promoting its most profitable products and working with the most productive TV channel partners. The Company also believes its Internet channels, including its own branded website and the platforms of China’s leading E-commerce companies, database sales through its other direct sales channels, and distribution channel will contribute to overall revenue growth. Acorn believes its best-selling product categories will be fitness products and electronic learning products, and plans to launch new products in each category throughout the year. Acorn’s management will continue to enhance cost efficiencies across the organization to improve profitability.

These estimates are subject to change. Also, Acorn reminds investors that its operating results in each period vary significantly as a result of the mix of products sold in the period and the platforms through which they are sold. Therefore, the operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. EDT on May 29, 2013 (8:00 p.m. Beijing Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

— 1-800-860-2442 (U.S. Toll Free)

— 1-412-858-4600 (International)

— 1-866-605-3852 (Canada Toll Free)

— 800-962475 (Hong Kong Toll Free)

— 10-800-120-2304 (China South Toll Free)

— 10-800-712-2304 (China North Toll Free)

Please dial-in approximately 5 minutes in advance to facilitate a timely start.

A replay will be available until 9:00 a.m. EDT on June 10, 2013 and may be accessed via:

— 1-877-344-7529 (U.S. Toll Free)

— 1-412-317-0088 (International)

— Conference number: 10028924

A live and archived webcast of the call will be available on the Company’s website at http://ir.chinadrtv.com.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV airtime, and other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include outbound telemarketing center, e-commerce websites, catalogs, and third-party bank channels. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2013; Acorn’s ability to maximize the effectiveness of its media spending and enhance media return; Acorn’s ability to realize its planned new product launches and upgrades; the Company’s ability to implement its business strategy to achieve revenue growth and improve profitability; the ability for the fitness product line to remain one of its major revenue drivers in 2013; the ability for the fitness products and electronic learning products to be the best selling product categories in 2013; the potential growth in Acorn’s electronic learning products, insurance business and Internet and outbound call sales; the Company’s ability to improve its distribution channel; the Company’s ability to further enhance its direct sales platforms; and the Company’s ability to further enhance its cost-efficiency. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Acorn’s business may not improve in the remainder of 2013 and the Company may fail to meet the operating results expectations. In particular, the operating results of the Company for any period are impacted significantly by the mix of products and services sold by the Company in the period and the platforms through which they are sold, causing the operating results to fluctuate and making them difficult to predict. The Company may not be able to maintain the sales and margin of such products at current level in the event that there is a change in the customers’ preference, which may results in a material adverse impact on the Company’s results of operations and financial conditions.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to effectively expand its distribution channels, the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including SARFT regulations and actions that may make TV media time unavailable to the Company or require the Company to suspend or terminate a particular TV direct sales program; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2012 annual report on Form 20-F filed with Securities and Exchange Commission on April 18, 2013. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of the Company’s Form 20-F for the fiscal year ended December 31, 2012. The Company’ s actual results of operations for the first quarter of 2013 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The condensed, consolidated financial statements included herein are unaudited. These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, and financial position. The results reported in these condensed, consolidated financial statements are unaudited and subject to change in conjunction with our annual audit and should not be regarded as necessarily indicative of results that may be expected for the entire year. It is suggested that these condensed, consolidated financial statements be read in conjunction with the financial statements and notes thereto included in our 2012 consolidated financial statements.

-Financial Tables Follow-

ACORN INTERNATIONAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2012	March 31, 2013
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	90,975,155	76,337,863
Restricted cash	246,599	483,338
Short-term investments	10,271,142	9,816,009
Accounts receivable, net	14,279,638	14,437,864
Notes receivable	127,859	—
Inventory	22,619,874	24,581,077
Prepaid advertising expenses	8,562,723	8,176,822
Other prepaid expenses and current assets, net	12,144,929	9,621,571
Deferred tax assets, net	281,391	282,136

Total current assets	159,509,310	143,736,680
Prepaid land use right	7,952,068	7,929,798
Property and equipment, net	29,002,372	28,482,693
Acquired intangible assets, net	1,796,366	1,713,802
Investments in affiliates	8,111,603	8,062,955
Restricted cash	—	9,411,540
Other long-term assets	1,024,845	1,220,375

Total assets	207,396,564	200,557,843

Liabilities and equity
Current liabilities:
Accounts payable	11,137,295	11,627,796
Accrued expenses and other current liabilities	13,571,654	12,115,261
Notes payable	700,024	1,882,308
Income taxes payable	449,426	—
Deferred revenue	903,945	851,830

Total current liabilities	26,762,344	26,477,195
Long-term debt	—	8,450,000
Deferred tax liability	833,042	835,247

Total liabilities	27,595,386	35,762,442

Equity
Acorn International, Inc. shareholders’ equity:
Ordinary shares	946,175	949,273
Additional paid-in capital	161,056,595	161,174,305
Retained earnings	(1,965,802)	(8,832,142)
Accumulated other comprehensive income	30,720,703	31,146,868
Treasury stock, at cost	(11,463,946)	(20,109,451)

Total Acorn International, Inc. shareholders’ equity	179,293,725	164,328,853
Non-controlling interests	507,453	466,548

Total equity	179,801,178	164,795,401

Total liabilities and equity	207,396,564	200,557,843

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	3 Months Ended March 31
	2012	2013
	(unaudited)	(unaudited)
Net revenues
Direct sales	51,885,002	39,857,334
Distribution sales	16,229,946	11,915,637

Total	68,114,948	51,772,971

Cost of revenues
Direct sales	(26,771,056)	(18,533,796)
Distribution sales	(10,652,306)	(8,498,181)

Total	(37,423,362)	(27,031,977)

Gross profit
Direct sales	25,113,946	21,323,538
Distribution sales	5,577,640	3,417,456

Total	30,691,586	24,740,994

Operating (expenses) income
Advertising expenses	(15,832,960)	(13,067,128)
Other selling and marketing expenses	(13,313,906)	(13,303,860)
General and administrative expenses	(6,489,620)	(7,006,910)
Other operating income, net	812,206	845,981

Total operating expenses	(34,824,280)	(32,531,917)

Loss from operations	(4,132,694)	(7,790,923)

Other income	1,014,377	759,942

Loss before income taxes, and equity in losses of affiliates	(3,118,317)	(7,030,981)

Income tax benefits	811,877	189,121

Equity in losses of affiliates	—	(66,685)

Net loss	(2,306,440)	(6,908,545)

Net income attributable to noncontrolling interests	42,257	42,205

Net loss attributable to Acorn International, Inc.	(2,264,183)	(6,866,340)

Loss per ADS
Basic	(0.08)	(0.23)
Diluted	(0.08)	(0.23)
Weighted average number of ordinary shares used in calculating income per ADS (each ADS represents three ordinary shares)
Basic	89,946,103	89,208,413
Diluted	89,963,271	89,215,505

ACORN INTERNATIONAL, INC.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In US dollars)

	3 Months Ended March 31
	2012	2013
	(unaudited)	(unaudited)
Net loss	(2,264,183)	(6,866,340)
Other comprehensive income
Foreign currency translation adjustments	186,391	426,165

Comprehensive loss	(2,077,792)	(6,440,175)
Comprehensive loss attributable to non-controlling interest	(41,766)	(40,905)

Comprehensive loss attributable to Acorn International, Inc.	(2,119,558)	(6,481,080)

Contact:

Acorn International, Inc.	CCG Investor Relations
Natalie Li	Elaine Ketchmere, CFA
Phone: +86-21-5151-8888 Ext. 2540	Phone: +1-310-954-1345 (Los Angeles)
Email: natalie@chinadrtv.com	Email: elaine.ketchmere@ccgir.com
www.chinadrtv.com	www.ccgirasia.com